                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                               (Amendment No. 3)*

                              WELLS FINANCIAL CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    949759104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                             Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                            Washington, D. C.  20036
                                 (202) 775-8109
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 9, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 14 Pages                                      Exhibit Index at page 13

-------------------------------------------------------------------------------
CUSIP NUMBER 949759104
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               Financial Institution Partners II, L.P. / 36-4131559

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               Not Applicable
-------------------------------------------------------------------------------
     5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY        0
OWNED BY       ----------------------------------------------------------------
EACH           8.   SHARED VOTING POWER
REPORTING
PERSON WITH         0
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER
                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES.
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.0%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 2 of 14 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 949759104
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Hovde Capital, L.L.C. / 91-1825712

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               Not Applicable
-------------------------------------------------------------------------------
     5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY        0
OWNED BY       ----------------------------------------------------------------
EACH           8.   SHARED VOTING POWER
REPORTING
PERSON WITH         0
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES.
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.0%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 3 of 14 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 949759104
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Eric D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               Not Applicable
-------------------------------------------------------------------------------
     5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY        0
OWNED          ----------------------------------------------------------------
BY EACH        8.   SHARED VOTING POWER
REPORTING
PERSON WITH         0
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER
                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES.
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.0%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------

Page 4 of 14 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 949759104
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Steven D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               Not Applicable
-------------------------------------------------------------------------------
     5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY        0
OWNED BY       ----------------------------------------------------------------
EACH           8.   SHARED VOTING POWER
REPORTING
PERSON WITH         0
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES.
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.0%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------

Page 5 of 14 Pages

Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock, par value $0.10 per share (the "Shares"), of Wells Financial Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 53 First Street, S.W., P.O. Box 310, Wells, MN 56097.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners II, L.P. (the "Limited Partnership"), Hovde Capital, L.L.C., Eric D. Hovde, and
Steven D. Hovde who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner (the "General Partner") of the Limited Partnership. Both Eric D. Hovde and Steven D. Hovde are managing members of Hovde Capital, L.L.C.

     Eric D. Hovde and Steven D. Hovde each held beneficial interests in the Shares through ownership of an interest in, and positions as members and officers of the General Partner. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not and did not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner who is a Reporting Person. The General Partner controls the Limited Partnership.

     None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Not Applicable

Item 4.  Purpose of Transaction

     The Reporting Persons have disposed of the Shares for investment purposes.

     The Reporting Persons expect to evaluate on an ongoing basis an investment in the Issuer, and may independently from time to time acquire Shares, dispose of Shares or formulate other purposes, plans or proposals regarding the Issuer or the Shares. Any such acquisitions or dispositions may be made, subject to
applicable  law,  in  open  market  or  privately  negotiated  transactions   or
otherwise.

     Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule 1 hereto have any plans or proposals which related to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Page 6 of 14 Pages

Item 5.  Interest in Securities of the Issuer

     (a), (b) Schedule 2 hereto, which is incorporated by reference herein, sets forth, as of May 14, 2002, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 1,193,492 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 2, by virtue of its control over the Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnership are made by the General Partner acting through its chief executive officer or president. As such, the Limited Partnership and the General Partner share voting and investment power with respect to the Shares. Therefore, as a result of their ownership interest in, and positions as members and officers of the General Partner, Eric D. Hovde and Steven D. Hovde may be deemed to have had beneficial ownership of the Shares. Neither the General Partner, its executive officers or controlling persons beneficially owns any Shares personally or otherwise.

     (c) Schedule 3 hereto, which is incorporated by reference herein, describes, as of May 14, 2002, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

     (d)  None.

     (e)  May 9, 2002.

     Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(k)(1)(iii)
Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL TREATMENT
               - CONFIDENTIAL COPY ON FILE WITH THE COMMISSION] (Incorporated by
               reference to Amendment No. 1, filed with the Commission on March
               19, 1999)
Exhibit C -    Customer Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Amendment No. 1, filed with the Commission on March
               19, 1999)
Exhibit D -    Prime Broker Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Amendment No. 1, filed with the Commission on March
               19, 1999)
Exhibit E -    Partnership Agreement between Banc of America Securities LLC and
               Financial Institution Partners II, L.P. (Incorporated by reference to Amendment No. 1, filed with the Commission on March
               19, 1999)

                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HOVDE CAPITAL, L.L.C.

                         By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         ERIC D. HOVDE

                              /s/ Eric D. Hovde
                         ----------------------------------------------

                         STEVEN D. HOVDE

                              /s/ Steven D. Hovde
                         ----------------------------------------------


Dated:    05/14/2002

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------
Financial Institution              Limited partnership formed to
Partners II, L.P.                  make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Hovde Capital, L.L.C.              Limited liability company formed to serve as
                                   the general partner of Financial Institution
                                   Partners II, L.P.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Nevada

Eric D. Hovde                      Investment banker
                                   Hovde Financial, Inc.
                                   1826 Jefferson Place, N.W.
                                   Washington, D.C. 20036

Steven D. Hovde                    Investment banker
                                   Hovde Financial, Inc.
                                   1629 Colonial Parkway
                                   Inverness, Illinois 60067


    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(1)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (2)             Investment banker             U.S.
1826 Jefferson Place, N.W.    Hovde Financial, Inc.
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Investment banking firm


-------------------------------------------------------------------------------
(1) Steven D. Hovde is affiliated with the following Reporting Persons:
President, Treasurer of Hovde Capital, L.L.C.

(2) Eric D. Hovde is affiliated with the following Reporting Persons: Chairman and CEO of Hovde Capital, L.L.C.

                                   SCHEDULE 2

     The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.


          Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------
Financial Institution         0                             0.0%
Partners II, L.P.

Hovde Capital, L.L.C.         0                             0.0%

Eric D. Hovde                 0                             0.0%

Steven D. Hovde               0                             0.0%
-------------------------------------------------------------------------------

Aggregate Shares Held by      0                             0.0%
Reporting Persons

                                   SCHEDULE 3

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons effected the following transactions in the Shares within sixty (60) days of May 14, 2002:

-------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction    Broker
               Date           Shares    Price          Type
-------------------------------------------------------------------------------
Financial      05/09/2002     99,499    $22.05         Sell           FBRC
Institution
Partners       05/09/2002     851       $22.05         Sell           FBRC
II, L.P.
               05/09/2002     500       $21.85         Sell           REDIBOOK

               05/08/2002     4,300     $21.7663       Sell           REDIBOOK

               05/06/2002     500       $21.75         Sell           REDIBOOK

               05/03/2002     4,500     $21.7222       Sell           REDIBOOK

               05/02/2002     100       $20.50         Sell           REDIBOOK

               05/01/2002     500       $21.25         Sell           REDIBOOK

               04/30/2002     500       $21.25         Sell           REDIBOOK

               04/29/2002     600       $21.1917       Sell           REDIBOOK

               04/26/2002     500       $21.15         Sell           REDIBOOK

               04/17/2002     1,200     $20.70         Sell           REDIBOOK

               04/15/2002     200       $20.50         Sell           REDIBOOK

               04/04/2002     100       $20.50         Sell           REDIBOOK
-------------------------------------------------------------------------------

                                  EXHIBIT INDEX

                                                                      Page

Exhibit A-     Consent Agreement to 17 C.F.R.  13d-1(k)(1)(iii)      15

Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST FOR
               CONFIDENTIAL TREATMENT] (Incorporated by reference
               to Amendment No. 1, filed with the Commission on
               March 19, 1999) (3)

Exhibit C -    Customer Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Amendment No. 1, filed with the Commission on
               March 19, 1999)

Exhibit D -    Prime Broker Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Amendment No. 1, filed with the Commission on
               March 19, 1999)

Exhibit E -    Partnership Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners II, L.P. (Incorporated by reference
               to Amendment No. 1, filed with the Commission on
               March 19, 1999)



------------------------------------------
(3) Portions of Exhibit B have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934. Confidential portion is on file with the Securities and Exchange Commission.

                                                                       EXHIBIT A

            Consent Agreement Pursuant to 17 C.F.R.  13d-1(k)(1)(iii)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(k)(1)(iii) with respect to his/its beneficial ownership of the shares of the Issuer.

                    FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    HOVDE CAPITAL, L.L.C.

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    ERIC D. HOVDE

                         /s/ Eric D. Hovde
                    -------------------------------------------------

                    STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                    -------------------------------------------------


Dated:    05/14/2002
          -------------